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                                                                    EXHIBIT A(8)


FOR IMMEDIATE RELEASE


NEWPORT BEACH, CALIFORNIA, October 29, 1999 - William Lyon and William H. Lyon today announced that they have waived the minimum share tender requirement in connection with their tender offer (the "Offer") for up to 10,678,792 outstanding shares of Series A Common Stock (the "Series A Shares") of The Presley Companies, a Delaware corporation (NYSE: PDC), at a price of $0.655 per share. The Offer initially was conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer at least 1,989,180 Series A Shares. The Offer is no longer conditioned upon the tender of a minimum number of Series A Shares. All other terms and conditions of the Offer remain unchanged from those set forth in the Offer to Purchase dated October 7, 1999.

For further information, please contact:

        Thomas J. Leary
        O'Melveny & Myers LLP
        (949) 760-9600